UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Tabula Rasa HealthCare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873379101

(CUSIP Number)

Zac Rosenberg

Chief Compliance Officer

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM 700

San Francisco, CA 94129

(415) 680-1030

with copies to:

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO, HC

3

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN, HC

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CUSIP No. 873379101

AMENDMENT NO. 5 TO SCHEDULE 13D

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Indaba Capital Management, L.P. (the “Investment Manager”), IC GP, LLC (“IC GP”) and Derek C. Schrier (collectively, “Indaba” or the “Reporting Persons”) on June 1, 2022, as amended by Amendment No. 1 filed on July 22, 2022, by Amendment No. 2 filed on July 28, 2022, by Amendment No. 3 filed on September 14, 2022 and by Amendment No. 4 filed on August 8, 2023. This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

As previously disclosed, on August 5, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Locke Buyer, LLC, a Delaware limited liability company (“Parent”), and Locke Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), which provided for the merger of Merger Sub with and into the Issuer with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Effective November 3, 2023 (the “Effective Time”), on the terms and subject to the conditions set forth in the Merger Agreement, (i) Parent completed its previously announced acquisition of the Issuer, (ii) the Issuer became a wholly owned subsidiary of Parent and (iii) each share of the Issuer’s common stock (the “Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock that, immediately prior to the Effective Time, were (a) owned by Parent or Merger Sub, (b) owned by the Issuer as treasury shares or (iii) held by any person who properly exercised appraisal rights under the Delaware General Corporation Law) converted into the right to receive an amount in cash equal to $10.50 per share, without interest (the “Merger Consideration”).

In addition, on the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each outstanding (i) (A) restricted stock unit that was subject solely to time-based vesting conditions (each, a “Company RSU”), whether vested or unvested, and (B) share of Common Stock that was subject to vesting, repurchase or forfeiture (each, a “Company Restricted Share”), and (ii) restricted stock unit that was subject to both performance-based and time-based vesting conditions (each, a “Company PSU”) that was vested as of immediately prior to the Effective Time but not yet settled or that automatically vested as a result of the Merger in accordance with its terms and without the exercise of discretion (each, a “Vested Company PSU”), in the case of each of clause (i) and (ii), was canceled and the holder thereof became entitled to receive an amount in cash equal to the Merger Consideration, provided that any Company PSU that did not constitute a Vested Company PSU was forfeited and canceled for no consideration.

Accordingly, as a result of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer

Items 5 (a) – (e) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) Effective November 3, 2023, as a result of the Merger, each share of Common Stock owned by the Reporting Persons was converted into the right to receive $10.50 in cash, pursuant to the Merger Agreement. Accordingly, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

5

CUSIP No. 873379101

(c) Except as otherwise disclosed herein, the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) As of the close of business on November 3, 2023, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

As previously disclosed, the Fund held $89,728,000 aggregate principal amount of the Issuer’s 1.75% Convertible Senior Subordinated Notes due 2026 (the “2026 Convertible Notes”). On November 6, 2023, the Reporting Persons sold $67,500,000 principal amount of the 2026 Convertible Notes in the open market and on November 7, 2023, the Reporting Persons sold $22,228,000 principal amount of the 2026 Convertible Notes in the open market. Accordingly, the Reporting Persons no longer hold any 2026 Convertible Notes.

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CUSIP No. 873379101

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2023

INDABA CAPITAL MANAGEMENT, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
	Name:	Derek C. Schrier
	Title:	Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
	Name:	Derek C. Schrier
	Title:	Managing Member

/s/ Derek C. Schrier
DEREK C. SCHRIER

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